UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 15)

Under the Securities Exchange Act of 1934

AdCare Health Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00650W300

(CUSIP Number)

Christopher F. Brogdon
Connie B. Brogdon
2 Buckhead Plaza
3050 Peachtree Road, Suite 570
Atlanta, GA 30305
(404) 386-9607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of  Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Christopher F. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,286,679
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,286,679
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,286,679
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Connie B. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,286,679
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,286,679
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,286,679
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Explanatory Note:

This Amendment No. 15 to Schedule 13D (this “Amendment”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on April 16, 2008 (the “Initial Statement”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, and Amendment No. 14 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 8, 2008, June 4, 2008, July 15, 2008, August 21, 2008, March 24, 2009, June 18, 2009, July 10, 2009, August 4, 2009, September 15, 2009, November 19, 2009, December 31, 2009, February 18, 2010, July 19, 2010, and November 30, 2010, respectively (together, the “Previously Filed Amendments”). This Amendment is being made to disclose changes in beneficial ownership by the Reporting Persons of Common Stock and warrants to purchase Common Stock that were not previously reported on the Initial Statement or the Previously Filed Amendments. Capitalized terms used in this Amendment but not otherwise defined herein have the meanings ascribed to such terms in the Initial Statement.  Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Initial Statement or the Previously Filed Amendments.

Item 3.	Source and Amount of Funds or Other Consideration.

The acquisition of 509,562 shares of Common Stock and warrants to purchase 18,480 shares of Common Stock reported in this Amendment was funded using an aggregate cash amount of $1,281,543.46, consisting of personal funds available on hand.  The warrants referred to in this Item 3 were amended on December 21, 2009, reducing the exercise price of such warrants from $5.40 per share to $2.50 per share as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2009.  Additionally, the warrants referred to in this Item 3 were subject to a 5% stock dividend issued by the Issuer on September 30, 2010, resulting in: (i) a decrease in the exercise price of each warrant from $2.50 to $2.38; and (ii) each warrant being issuable for 1.05 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a).-(b).
As of the date of this Amendment, the Reporting Persons held 986,679 shares of Common Stock and warrants to purchase 300,000 shares of Common Stock, which represents approximately 10.8% of the outstanding Common Stock as of September 30, 2011.  The calculation of this percentage is based on 11,569,841 shares of Common Stock outstanding as of September 30, 2011, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2011.

Each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,286,679 shares of Common Stock, comprised of (i) 172,151 shares of Common Stock held of record by Mr. Brogdon; (ii) 100,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon at an exercise price of $3.00 per share; (iii) 100,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon at an exercise price of $4.00 per share; (iv) 100,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon at an exercise price of $5.00 per share; and (v) 814,528 shares of Common Stock held of record by Ms. Brogdon.  The Reporting Persons no longer have a reportable beneficial interest in the 17,325 shares of Common Stock owned by the Reporting Persons’ daughter or the 115,600 shares of Common Stock that may be acquired by the Reporting Persons daughter upon exercise of currently exercisable warrants owned by her, which Common Stock and warrants were included in the Reporting Persons’ Initial Statement and Previously Filed Amendments.  The warrants referred to in subsections (ii), (iii) and (iv) of this paragraph were issued to Mr. Brogdon in connection with his being appointed a director of the Issuer in September 2009.

The Cover Pages of this Amendment are incorporated herein by reference.

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(c)(1).
The following table sets forth all acquisition transactions by the Reporting Persons with respect to the Common Stock  that were not previously reported in the Initial Statement or the Previously Filed Amendments.

.
Trade Date	Number of Shares or Warrants Purchased	Purchase Price Per Share or Warrant	How Purchase Effected	Reporting Person
07/09/2009*	500	$0.350	Open market	Ms. Brogdon
01/14/2011	2,000	$4.390	Open market	Ms. Brogdon
01/20/2011	2,500	$4.440	Open market	Ms. Brogdon
01/26/2011*	3,000	$2.050	Open market	Ms. Brogdon
02/02/2011	2,000	$4.300	Open market	Ms. Brogdon
02/10/2011	2,000	$4.550	Open market	Ms. Brogdon
02/18/2011*	4,500	$2.500	Open market	Ms. Brogdon
02/28/2011	5,000	$4.400	Open market	Ms. Brogdon
03/09/2011*	4,600	$2.250	Open market	Ms. Brogdon
03/14/2011*	5,000	$2.150	Open market	Ms. Brogdon
04/06/2011	1,100	$4.799	Open market	Ms. Brogdon
09/13/2011**	89,662	$2.380	**	Mr. Brogdon
09/13/2011**	29,085	$2.380	**	Ms. Brogdon
09/16/2011**	372,750	$2.380	**	Ms. Brogdon
09/26/2011**	3,465	$2.380	**	Ms. Brogdon

(c)(2).
The following table sets forth all disposition transactions by the Reporting Persons with respect to the Common Stock  that were not previously reported in the Initial Statement or the Previously Filed Amendments.

Trade Date	Number of Shares or Warrants Sold	Purchase Price Per Share or Warrant	How Purchase Effected	Reporting Person
09/13/2011 ±	85,392	$2.380	±	Mr. Brogdon
09/13/2011 ±	27,700	$2.380	±	Ms. Brogdon
09/15/2011***	100,000	$2.200	Open market	Ms. Brogdon
09/16/2011***	29,500	$2.200	Open market	Ms. Brogdon
09/16/2011 ±	355,000	$2.380	±	Ms. Brogdon
09/26/2011 ±	3,300	$2.380	±	Ms. Brogdon

 ____________
*	Represents purchase of warrants to purchase shares of Common Stock.

**
Represents Common Stock issued to the Reporting Persons upon exercise of warrants to purchase Common Stock in connection with a call by the Issuer to redeem such warrants pursuant to their terms as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 17, 2011.

***	Represents sale of warrants to purchase shares of Common Stock.

±
Represents warrants to purchase Common Stock exercised in connection with a call by the Issuer to redeem the warrants pursuant to their terms as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 17, 2011.

(d).	Not applicable.

(e).	Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2011
(Date)

/s/ Christopher F. Brogdon
(Signature)

Christopher F. Brogdon

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2011
(Date)

/s/ Connie B. Brogdon
(Signature)

Connie B. Brogdon